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                                                                      EXHIBIT 22

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                                                                January 31, 1997

Dear Healthdyne Technologies, Inc. Shareholder:

     On January 27, 1997, Invacare Corporation announced that its wholly owned subsidiary I.H.H. Corp. had commenced an unsolicited tender offer for all outstanding shares of common stock of Healthdyne Technologies, Inc. at $13 per share. This announcement followed the Healthdyne Board of Directors' rejection of Invacare's earlier unsolicited proposal to acquire Healthdyne for $12.50 per share.

     Your Board of Directors believes that a merger with Invacare is not in the best interests of Healthdyne and its shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU REJECT INVACARE'S OFFER AND NOT TENDER ANY OF YOUR HEALTHDYNE SHARES TO INVACARE.

     Your Board of Directors' consideration of Invacare's revised proposal follows an extensive process of evaluating Healthdyne's strategic alternatives for enhancing shareholder value. Healthdyne's Board of Directors, assisted by its financial and legal advisors, has reviewed at length Invacare's offer and its terms and conditions. The Board of Directors reviewed Healthdyne's business strategy and strategic plan, and considered the potential for benefits both with and without a merger with Invacare. After extensive discussions and presentations from Healthdyne's legal and financial advisors, the Board of Directors determined that the best means for providing value to its shareholders was for Healthdyne to continue to pursue its strategic plan and not to be put up for sale at this time. The Board of Directors unanimously concluded that, given projected earnings and the new products planned for introduction in the near future, Invacare's offer was grossly inadequate and not in the best interests of Healthdyne and its shareholders.

     In reaching the conclusions stated above, the Board of Directors took into account a variety of factors, including:

     - The nature of the markets in which Healthdyne competes and the Board of Directors' firm belief that Invacare's offer does not reflect the actual value of Healthdyne.

     - Healthdyne's prospects for future growth and expansion, investments that have been made in an effort to expand Healthdyne's product lines and the development of innovative new products as well as enhancements to existing products currently offered by Healthdyne.

     - The recommendation by Cowen & Company, Healthdyne's financial advisor, to the effect that the price offered pursuant to Invacare's offer is grossly inadequate from a financial point of view to the shareholders of Healthdyne (other than Invacare).

     - The Board of Directors' familiarity with the financial condition, business opportunities and current strategies of Healthdyne.

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     - The disruptive effect of Invacare's offer on Healthdyne's employees, suppliers and customers.

     - The fact that Healthdyne's stock has traded as high as $14.75 per share as recently as June 1996 and closed at $14.25 per share on January 30, 1997.

     - The Board of Directors' commitment to protecting the best interests of the Healthdyne shareholders.

     A more detailed description of the factors considered by your Board of Directors is contained in the enclosed Schedule 14D-9. We urge you to read it carefully and in its entirety so that you will be fully informed as to the Board of Directors' recommendation.

     Your Board of Directors and management are convinced that remaining independent at this time is the best way to maximize shareholder value for all of the Healthdyne shareholders, and your Board of Directors will continue to actively pursue our current strategic goals and product introduction, in an effort to best serve our shareholders.

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On behalf of the Board of Directors,

/s/ CRAIG B. REYNOLDS                                  /s/ PARKER H. PETIT
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  Craig B. Reynolds                                    Parker H. Petit
  President and Chief Executive Officer                Chairman of the Board of Directors
  Healthdyne Technologies, Inc.                        Healthdyne Technologies, Inc.
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